UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THOR Industries, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-9235	93-0768752
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2900 Independence Court, Elkhart, Indiana	46514-3305
(Address of Principal Executive Offices)	(Zip Code)

Trevor Q. Gasper Senior Vice President, General Counsel and Corporate Secretary	(574) 970-7460

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of THOR Industries, Inc. (“THOR”, the “Company,” “we”, “our” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2025 to December 31, 2025.

Rule 13p-1 requires disclosure of certain information when a company manufacturers or contracts to manufacture products and the minerals specified in the rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

Conflict Minerals Disclosure

We have adopted a policy statement on conflict minerals that is publicly available on our website at http://ir.thorindustries.com (in the “Governance Documents” section).

A copy of this Form SD, including the THOR Industries, Inc. Conflict Minerals Report as filed and attached hereto as Exhibit 1.01, is publicly available at http://ir.thorindustries.com.

The content of any website referred to in this Form SD or the attached Conflict Minerals Report, and any information accessible through any such website, is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report, nor deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

As specified in Section 3, Item 3.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2026	THOR Industries, Inc.

	By:	/s/ Trevor Q. Gasper
	Name:	Trevor Q. Gasper
	Title:	Senior Vice President, General Counsel and Corporate Secretary